UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008            File No.    0-51923

Orko Silver Corp.

(Name of Registrant)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

1.

News Release dated October 22, 2008.

2.

News Release dated October 27, 2008.

3.

News Release dated October 30, 2008.

4.

News Release dated November 21, 2008.

5.

News Release dated November 26, 2008.

6.

News Release dated December 2, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Orko Silver Corp.

(Registrant)

Dated: April 1, 2009	By: /s/ Ross Wilmot Ross Wilmot, Chief Financial Officer and Director

October 22, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Extends Martha Vein by 400 metres

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from its on-going diamond drilling program at La Preciosa Project in Durango, Mexico.

Of particular note is a thick, high-grade intercept for the Martha Vein in hole BP08-270. This hole is located 400 metres further southeast than any previously reported holes. Hole BP08-270 yielded a true thickness of 11.03 metres grading 0.716 g/t gold and 302.0 g/t silver for a silver-equivalent of 345.0 g/t, plus lead 1.80 % and zinc 0.68%.

Gary Cope, President of Orko, adds, “The Company has reduced the number of drill rigs on La Preciosa from 4 to 2. This measure was taken in order to conserve cash until there is visibility in the global capital markets. The Company remains well funded and as such our management team has evaluated multiple scenarios going forward and will act accordingly to protect the interests of shareholders. The decision to temporarily scale back drilling was taken as a response to the global financial crisis and is not a reflection of a change in the Company’s belief in La Preciosa project and the strength of the Martha Vein as clearly demonstrated by hole BP08-270.”

Exploration at La Preciosa is proceeding at a high level as diamond drilling continues to intercept the Martha vein in a grid pattern to the southeast and down dip. The drilling has passed hole number BP08-340. There are approximately 80 holes being logged, sampled, at the assay labs, or being interpreted, which will provide a steady stream of news on the expanding deposit.

The Resource Estimate being conducted by Mine Development Associates, an independent consulting firm, is expected in November.

Key Martha Vein intercepts added for this release:

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

BP08-209	353.46	356.16	2.70	2.54	0.537	115.8	148.0
BP08-219	440.14	442.46	2.32	2.18	0.140	107.1	115.5
BP08-222	297.44	299.47	2.03	2.00	0.234	109.8	123.8
BP08-229	199.97	202.60	2.63	2.59	0.154	111.0	120.2
BP08-242	281.46	286.16	4.70	4.63	0.040	156.7	159.1
BP08-243	311.85	314.33	2.48	2.44	0.209	127.6	140.1
BP08-244	273.53	276.21	2.68	2.64	0.668	171.2	211.2
BP08-253	364.55	367.17	2.62	2.58	0.185	353.3	364.4
BP08-270	254.81	266.01	11.20	11.03	0.716	302.0	345.0

A few of the holes were drilled along the periphery of the main mineralized trend in Martha and do not make either the thickness, or the cut-off grade, requirements for the Martha vein. These include BP08-200, BP08-202, BP08-221, BP08-230 and BP08-231.

A complete table of drill results is available on our website at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available on our website at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews10222008.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100% for the silver-equivalent value. Base metal values are not included in the silver- equivalent.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa, working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

October 27, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Corp. Acquires 100% of Santa Monica Property,
And Goldcorp Increases its Orko Share Position

VANCOUVER, British Columbia - Orko Silver Corp.(“Orko”) – (TSX.V - OK) announces that it has signed an agreement with Goldcorp Inc. and certain of its subsidiaries, (the “Goldcorp Group”), to acquire 100% ownership of the Santa Monica Property in Durango, Mexico. Santa Monica lies immediately adjacent to Orko’s La Preciosa Deposit, with a previously reported 43-101 compliant inferred resource estimate of 15.35 million tonnes grading 0.321 g/t Au and 190 g/t Ag at a cut-off grade of 100 g/t for a Silver Equivalent grade of 209.2 g/t, and equaling 3,211 million grams AgEq or 103.2 million oz Ag-Eq.

Under the terms of the original Santa Monica option agreement, Orko was required to and had expended in excess of US$1 million and thereby earned an initial 51% working interest in the Santa Monica Property, with the option of earning a further 25% interest by the expenditure of an additional US$500,000. The new agreement replaces the original agreement and provides for the transfer of the remaining 49% interest not currently owned by Orko, from the Goldcorp Group to Orko for the lump sum purchase price of Cdn$2 million, such sum to be paid by the issue of 2 million common shares of Orko capital stock, each share having an attributed value of Cdn$1. The agreement is subject to approval by the TSX Venture Exchange, and the issued shares will be subject to a four month plus one day resale restriction under applicable securities laws in Canada and any other resale restrictions that may be imposed by the TSX Venture Exchange.

Goldcorp Group also agrees to give Orko a 5 day Right of First Refusal to purchase or place the issued shares should the Goldcorp Group decide to dispose of all or any of the shares for a period of one year.

Gary Cope, President of Orko, states that “We are extremely pleased to have reached this agreement with the Goldcorp Group, one of Orko’s largest shareholders, to enhance our property holding immediately east of La Preciosa. Our drilling program continues to extend the mineralization towards the La Preciosa/ Santa Monica Property boundary. We believe that this acquisition will be of great benefit to Orko shareholders, and the specific terms support the Goldcorp Group’s endorsement of our progress to date and the growing intrinsic value of the Company”.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. The Company also has earned a 75% interest in the San Juan property, immediately west of La Preciosa.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

October 30, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Hits 7.30 metres of 425 g/t Silver-Equivalent

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from its on-going diamond drilling program at La Preciosa Project in Durango, Mexico.

Of particular note is a thick, high-grade intercept for the Martha Vein in hole BP08-289. This hole is located on the eastern side of the mineralized trend. Hole BP08-289 yielded a true thickness of 7.30 metres grading 0.312 g/t gold and 406.5 g/t silver for a silver- equivalent of 425.3 g/t.

Also, hole BP08-273 yielded a true thickness of 10.35 metres grading 0.386 g/t gold and 208.8 g/t silver for a silver-equivalent of 231.0 g/t.

Gary Cope, President of Orko, adds: “We are very encouraged with this set of drill results, particularly with the increasing grades and widths of the Martha Vein as evidenced in holes 273 and 289. We remain very optimistic about the future of La Preciosa and anticipate releasing our next 43-101 compliant Resource Estimate next month.”

Key Martha Vein intercepts added for this release:

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

BP08-201	131.79	134.53	2.74	2.70	0.168	104.0	114.1
BP08-267	163.07	165.32	2.25	2.24	0.198	90.1	102.0
BP08-269	136.65	139.67	3.02	3.01	0.181	139.9	150.8
BP08-272	108.43	111.31	2.88	2.78	0.181	106.5	117.4
BP08-273	133.27	144.48	11.01	10.35	0.386	208.8	231.0
BP08-278	83.63	89.06	5.43	5.10	1.004	251.3	311.5
BP08-281	75.94	79.02	3.08	2.98	0.515	262.4	293.3
BP08-283	160.10	165.65	5.55	5.03	0.344	199.1	219.7
BP08-284	119.94	122.68	2.74	2.47	0.306	213.6	232.0
BP08-286	143.58	148.59	5.01	4.71	0.151	127.4	136.5
BP08-289	123.17	131.60	8.43	7.30	0.312	406.5	425.3
BP08-292	96.94	99.95	3.01	2.61	0.145	137.0	145.7

Several holes were either drilled along the periphery of the main mineralized trend in Martha or do not make either the thickness, or the cut-off grade, requirements for the Martha vein. These include BP08-203, BP08-204, BP08-205, BP08-207, BP08-232, BP08-233, BP08-240, BP08-245, BP08-247, BP08-295, and BP08-298.

A complete table of drill results is available on our website at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available on our website at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews10302008.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100% for the silver-equivalent value. Base metal values are not included in the silver- equivalent.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa, working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

November 21, 2008

TSX Venture Exchange: OK.V

Trading Symbol: OK

Orko Silver Corp. announces new grant of stock options
and repricing of certain existing stock options

VANCOUVER, British Columbia - Orko Silver Corp. – (TSX.V - OK) announces that it has granted 200,000 stock options to a director and 250,000 stock options to a consultant, each option being exercisable at an exercise price of $0.45 for a period of five (5) years ending November 21, 2013. One quarter of the options will vest every three months, with the first quarter vesting immediately. The options have been granted under the terms of the Company's Stock Option Plan.

In addition, the Company announces that it intends to reduce the exercise price of 13,190,000 incentive stock options as to 6,595,000 options to $0.45 per share and 6,595,000 options to $0.60 per share, subject to TSX Venture Exchange acceptance, as well as, in the case of Insiders of the Company, the approval of disinterested shareholders. The Company intends to seek such disinterested shareholder approval at its next Annual General Meeting scheduled for March 2009. Accordingly each of the subject option holders will have the exercise price of half their options reduced to $0.45 per share and the other half to $0.60 per share. There has been no change to the expiry date of the options.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

November 26, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Delays Resource Estimate until January 2009

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) wishes to report that the Company will be delaying the issuance of its 6th NI 43-101 Resource Estimate, which was originally scheduled for November 2008. The Company has been advised by Mine Development Associates of Reno Nevada, (MDA), that additional metallurgical testing of the Martha Vein is necessary for completion of its resource related studies.

Orko Silver will proceed to carry out this study over the next several weeks, under the supervision of Gary Hawthorn of Westcoast Mineral Testing Inc. The met-testing will be carried out by PRA Labs., of Richmond B.C. With this added data, MDA has suggested they will be able to publish their La Preciosa Resource Estimate during the month of January 2009.

Gary Cope, President of Orko, adds: "We respect our association with MDA, and feel it is necessary to complete this additional phase of metallurgical work toward a more comprehensive and definitive Resource Estimate, which will be to the benefit of our shareholders."

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa, working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

December 2, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Drills 3.99 metres of 1 Kilogram per ton Silver Equivalent

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from its on-going diamond drilling program at La Preciosa Project in Durango, Mexico.

Of particular note is a thick, high-grade intercept for the Martha Vein in hole BP08-280. This hole is located on the eastern side of the mineralized trend. Hole BP08-280 yielded a true thickness of 6.74 metres grading 1.111 g/t gold and 561.6 g/t silver for a silver- equivalent of 628.2 g/t. Within this intercept is 3.99 metres grading 1.822 g/t gold and 927.4 g/t silver for a silver-equivalent of 1,036.7 g/t.

Also of interest is hole BP08-278 which yielded 5.10 metres grading 1.004 g/t gold and 251.3 g/t silver for a silver-equivalent of 311.5 g/t and hole BP08-325A, (a re-drill of hole BP08-325, which was abandoned during drilling) yielded 6.47 metres grading 0.860 g/t gold and 421.5 g/t silver for a silver-equivalent of 473.1 g/t

Gary Cope, President of Orko, adds: “We are particularly pleased with the results of Hole 280. It represents another in a long list of holes at La Preciosa that have yielded a significant intercept over 1 kilogram per ton Silver Equivalent. Holes 278, 280 and 325A were noteworthy not only for their impressive grades and widths but also because the high grade mineralization was encountered at a relatively shallow depth. Although we encountered a low grade section of the Martha Vein in some of the holes reported, which is typical in Mexican Epithermal Vein Systems, the vein is structurally strong and we anticipate encountering better grade mineralization with progression to the southeast.”

Key Martha Vein intercepts added for this release:

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

BP05-238	325.33	327.36	2.03	2.00	0.250	138.6	153.7
BP08-239	338.27	347.94	9.67	9.63	0.443	125.4	152.0
BP08-251	307.10	309.33	2.23	2.19	0.095	100.0	105.7
BP08-252	341.63	345.88	4.25	4.19	0.104	147.0	153.3
BP08-262	188.55	190.61	2.06	2.03	0.034	166.0	168.1
BP08-264	254.19	260.95	6.76	6.35	0.285	147.6	164.7
BP08-267	163.07	165.32	2.25	2.24	0.198	90.1	102.0
BP08-268	161.90	164.22	2.32	2.24	0.183	97.8	108.8
BP08-277	109.60	112.95	3.35	3.30	0.218	247.1	260.2
BP07-278	83.63	89.06	5.43	5.10	1.004	251.3	311.5
BP08-280	46.77	53.61	6.84	6.74	1.111	561.6	628.2
BP08-287	93.41	98.16	4.75	4.46	0.198	226.5	238.4
BP08-288	57.17	62.54	5.37	4.87	0.183	208.3	219.3
BP08-299	214.00	228.26	14.26	13.40	0.151	159.3	168.4
BP08-300	170.20	179.01	8.81	8.68	0.321	137.1	156.4
BP08-312	75.23	83.04	7.81	7.69	0.441	148.2	174.7
BP08-324	182.27	189.76	7.49	6.49	0.098	103.5	109.4
BP08-325	114.47	120.81	6.34	6.24	0.301	359.5	377.6
BP08-325A	117.42	123.89	6.47	6.37	0.860	421.5	473.1

Several holes were either drilled along the periphery of the main mineralized trend in Martha or do not make either the thickness, or the cut-off grade, requirements for the Martha vein. These include: BP08-196, BP08-234, BP08-237, BP08-241, BP08-246, BP08-248, BP08-249, BP08-250, BP08-255, BP08-256, BP08-257, BP08-258, BP08- 259, BP08-260, BP08-261, BP08-263, BP08-265, BP08-266, BP08-271, BP08-274, BP08-275, BP08-276, BP08-285, BP08-290, BP08-291, BP08-293, BP08-294, BP08- 295, BP08-296, BP08-297, BP08-298 BP08-301, BP08-302, BP08-303, BP08-304, BP- 305, BP08-306 and BP08-311. Hole BP08-282 did not reach the target depth.

A complete table of drill results is available on our website at the link below:

http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available on our website at the link below:

http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below:

http://www.investorhub.ca/orkonews12022008.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100% for the silver-equivalent value. Base metal values are not included in the silver- equivalent.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa, working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .